Exhibit (a)(1)(C)

FORM OF EMAIL COMMUNICATION TO ELIGIBLE STOCKHOLDERS FROM MARTINE A. ROTHBLATT

Dear Unitherians,

I’m pleased to inform you that the Compensation Committee of our Board of Directors has decided to put forth an exchange offer for all stock options issued under our Amended and Restated Equity Incentive Plan with an exercise price above $65.00 per share held by current employees, officers, directors and members of our Scientific Advisory Boards. The exchange offer will be conducted in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”), and is scheduled to close on December 26, 2008 (the “exchange date”). The exchange offer is on a one-for-one basis, and would involve surrendering your existing stock options to be replaced with new stock options that will have an exercise price equal to the closing price of our common stock on the exchange date.  In other words, if you choose to participate in the exchange offer, for every option you surrender, you will receive one new stock option under our Amended and Restated Equity Incentive Plan.  Only unexercised stock options with an exercise price above $65.00 are eligible for exchange.

Each replacement stock option granted pursuant to the exchange offer will have the same terms and conditions as the cancelled stock options.  If you surrender a vested stock option for exchange, it will be replaced with a new option that is subject to a new one-year vesting schedule beginning on the exchange date.  So, in effect, your currently vested options that are exchanged under this offer will be repriced and will vest on the first anniversary of the exchange date.

The Compensation Committee has taken this extraordinary step in recognition of the fact that our stock price has recently dropped significantly, in large part reflecting the general economic malaise afflicting world markets.  Despite these turbulent times, we would like to recognize that the efforts of our employees, officers, directors and members of our Scientific Advisory Boards on behalf of the company continue to be superb, leading to many big events in 2009 including continued growth in Remodulin revenues, two new product launches, the unblinding of our FREEDOM-M trial, and a full plate of ongoing Phase 2 and 3 trials.  The Compensation Committee implemented this repricing to motivate maximum efforts on our part and to encourage us to make the most of the opportunities and challenges before us in 2009 and beyond.

The exchange offer is subject to SEC tender offer rules and conditions as described more fully in the Offer to Exchange document, which will be provided to you for review.  Alyssa Friedrich will send a follow up e-mail to provide you with all of the details and documentation you will need to participate in the exchange offer.

Onwards,

Martine

United Therapeutics is filing with the SEC a Tender Offer Statement on Schedule TO, including an Offer to Exchange containing important information about the exchange offer and an Election Form for accepting the exchange offer, as well as other related materials.  This filing may be accessed at www.sec.gov.  Copies of the Offer to Exchange and Election Form have been posted on United Therapeutics’ intranet site at: https://intranet.unither.com/Documents.aspx?DeptIDnName=Options%20and%20STAPs,93&Select=0.

If you would like to obtain paper copies of any of these documents, please contact Alyssa Friedrich at afriedrich@unither.com, or 240-821-1730.